

July 1, 2009

<u>Via Facsimile (512) 236-2002 and U.S. Mail</u>
Michael F. Meskill, Esq.
Jackson Walker LLP
100 Congress Avenue, Suite 1100
Austin, Texas 78701

> **Re:** **Healthtronics, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 17, 2009**
> **File No. 5-58057**
>
> **Schedule TO-T filed by HT Acquisition, Inc. and Healthtronics, Inc.**
> **Filed June 17, 2009**
> **5-50293**

Dear Mr. Meskill:

We have limited our review of the above filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

1.   Although the requirement to deliver a final prospectus has been eliminated under
      Regulation M-A for exchange offers commenced before effectiveness of the registration
      statement, offerors still must file a final prospectus. The obligation to file a final
      prospectus is not satisfied by the filing of an amendment to the registration statement
      before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation
      M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001,
      Section I.E.3) on our website www.sec.gov for more information. Please confirm to us
      that Healthtronics, Inc. will satisfy its obligation to file a final prospectus, after
      effectiveness, in accordance with the above interpretation.

Questions and Answers, page vi

2.   We note that the second bullet point in response to the question "What are the conditions
      of the Offer?" states that Endocare shall have performed in all material respects all of its
      obligations required under the Merger Agreement at or prior to the closing of the merger.
      Given that the merger can only close after the expiration of the offer, it appears that this
      condition inappropriately survives that expiration time. Please be advised that all
      conditions to the offer, other than those subject to applicable law, must be satisfied or
      waived before the expiration of the offer. Please revise here and throughout the offer
      document, as applicable. We note also an apparent discrepancy between the disclosure
      here and the related disclosure on page 78 in which the determination of the existence of
      this condition appears to follow the principles of the preceding sentence.

Summary, page 1

3.   We note the disclosure under the caption "Termination of the Galil Merger Agreement."
      Please revise your disclosure to clarify the effect on the offer, besides the potential
      consideration adjustment, of Galil prevailing in its lawsuit. For example, what will
      happen if the litigation is not resolved until the stated expiration date of the offer? Will
      you extend the offer?

Selected Financial Data of Healthtronics, page 34

4.   Please revise your disclosure to include all of the summary information required by Item
      1010(c)(4) and the pro forma ratio of earnings to fixed charges information specified in
      Item 1010(c)(6) of Regulation M-A.

The Offer, page 73

Consideration, page 73

5.   Please confirm that an adjustment to the price would result in an extension as required by

Rule 14e-1(b).

6.   You reference "certain deliverables" that must be provided on or before the expiration date of the offer. Please revise to clarify this disclosure or provide a cross reference to more detailed disclosure describing the "deliverables" the parties have agreed must be provided as a precondition to possible receipt of the adjustment amount.

Conditions of the Offer, page 78

Accuracy of Representations and Warranties and Covenant Compliance, page 78

7.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In that regard, we note the second bullet point under this heading is premised on a determination that Endocare has performed in all material respects its obligations under the merger agreement and ancillary agreements. Notwithstanding the delivery of a certificate attesting to this fact by Endocare, the offeror appears to retain the unilateral right to determine whether Endocare has performed its obligations in all material respects under various agreements in the offeror's sole discretion and without regard to the reasonableness of its assessment. Please revise your disclosure accordingly or advise.

Certain Other Conditions, page 79

8.   In light of litigation commenced on June 9, 2009 against Endocare, it would appear that a condition to the offer is the absence of any <u>court</u> order enjoining the offer and merger or enforcing specific performance of the Galil Merger Agreement. Please revise to make specific reference to this condition or advise.

9.   All conditions to the tender offer, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the tender offer. We note the language in the last paragraph of this section in subpart (ii). Please revise to clarify that the assertion of any such conditions would need to occur at or prior to expiration.

10.   We note your disclosure in clause (ii) of the final paragraph in this section that you may assert a condition "…regardless of the circumstances giving rise to any of [them]…" A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. Thus, please amend the disclosure to clarify that you may not assert a condition that is triggered as a result of your actions or omission to act.

Source of Funds, page 96

11.   Revise to indicate whether there are alternative financing plans in the event the primary financing plans fall through. See Item 1007(b) of Regulation M-A. Also, please provide an itemized list of expenses in accordance with Item 1007(c) of Regulation M-A.

Letter of Election and Transmittal

12.   Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

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As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions